UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 3, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association of the Company (the “Articles”) and the rules for the meeting of the board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 2018 second regular meeting (the “Meeting”) of the Board was held in the Shanghai International Airport Hotel on 29 March 2018.

Mr. Liu Shaoyong, the chairman of the Company, Mr. Ma Xulun, the vice chairman, Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing and Mr. Tian Liuwen, being directors of the Company (the “Directors”), Mr. Yuan Jun, the employee representative Director, and Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping, being independent non-executive Directors, participated in the Meeting.

The Directors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China (the “PRC”) and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Liu Shaoyong, the chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

I.	Considered and approved the 2017 financial report of the Company and decided to submit this resolution to the 2017 annual general meeting of the Company (the “Annual General Meeting”) for consideration and approval.

II.	Considered and approved the 2017 evaluation report of internal control of the Company.

For details, please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn) for the full text of the 2017 evaluation report of internal control of the Company.

III.	Considered and approved the resolution regarding the appointment of the domestic and international auditors for the financial reports of the Company and the internal control auditors of the Company for the year 2018, and decided to submit this resolution to the Annual General Meeting for consideration and approval.

Agreed to appoint Ernst & Young Hua Ming LLP as the Company’s auditors for the 2018 financial reports of the Company in the PRC (A shares) and the United States (ADR) and Ernst & Young as the auditors for the 2018 financial reports of the Company in Hong Kong (H shares). Appoint Ernst & Young Hua Ming LLP as the internal control auditors of the Company for the year 2018, and proposed to submit this resolution to the Annual General Meeting to authorise the Board and/or the audit and risk management committee of the Company (the “Audit and Risk Management Committee”) to determine the remuneration of the auditors in relation to their financial reports auditng services and internal control auditing services.

For details, please refer to the announcement of the Company dated 30 March 2018 published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

IV.	Considered and approved the resolution regarding the general mandate for the issuance of bonds of the Company (please refer to Appendix 1 for the details of the general mandate for the issuance of bonds of the Company) and decided to submit this resolution to the Annual General Meeting for consideration and approval.

V.	Considered and approved the 2017 corporate social responsibility report of the Company.

Please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn) for the full text of the 2017 corporate social responsibility report of the Company.

VI.	Considered and approved the resolution regarding the election of member of the Audit and Risk Management Committee.

Agreed to elect Mr. Cai Hongping as a member of the Audit and Risk Management Committee of the eighth session of the Board for a term of office in line with the current session of the Board.

For details, please refer to the announcement of the Company dated 30 March 2018 published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

VII.	Considered and approved the resolution regarding the transfer of purchase rights of five A330-300 aircraft and operating lease.

1.	Agreed the transactions of the transfer of purchase rights of five A330-300 aircraft and operating lease between the Company and CES International Financial Leasing Corporation Limited. The President of the Company is granted the authority to be in charge of the detailed implementation.

2.	As this resolution with regards to the operating leases is a resolution concerning connected transactions under the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, connected Directors (Mr. Liu Shaoyong, Mr. Ma Xulun, Mr. Li Yangmin, Mr. Gu Jiadan, Mr. Tang Bing, Mr. Tian Liuwen and Mr. Yuan Jun) have abstained from voting. The voting Directors, including independent non-executive Directors, considered that: this resolution relating to the connected transactions is on normal commercial terms in the ordinary course of business of the Company and is in the interests of the Company and all shareholders of the Company as a whole, it is fair and reasonable to the shareholders of the Company.

VIII.	Considered and approved the 2017 annual report of the Company.

1.	Agreed the Company to disclose online the full text and summary of the 2017 annual report (A shares) of the Company and the 2017 results announcement (H shares) of the Company, along with the 2017 financial reports of the Company considered and approved in resolution no. 1 above in Shanghai and Hong Kong on 29 March 2018 on or around the same time.

2.	Agreed to submit the 2017 annual work report of the Directors to the Annual General Meeting for consideration and approval.

For details of the 2017 annual work report of the Directors, please refer to “Discussion and Analysis on Operations” in section four and “Performance of the Board and Special Committees” in part three and four under “Corporate Governance” in section eight set out in the 2017 annual report of the Company.

Please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn) for the full text of the 2017 annual report (A shares) of the Company.

IX.	Considered and approved the 2017 profit distribution proposal of the Company.

1.	Agreed the Company to distribute profits for the year 2017, with an aggregate distribution amount of RMB740.25 million. With the current total share capital of the Company being 14,467,585,682 shares, cash dividends distributed per share amounted to RMB0.051 (tax inclusive) and shall be paid to holders of A shares of the Company in Renminbi and holders of H shares of the Company in Hong Kong Dollars. The President of the Company is granted the authority to be in charge of the detailed implementation.

The nature of the Company’s business is capital intensive and the Company is growing rapidly. The requirements for the daily operations and capital expenditure of the Company for the coming years are relatively high. The retained undistributed profits of the Company will primarily be used in the daily operations of the Company, purchase of production facilities and the construction of bases, so as to promote the continuous and healthy development of the main operations of the Company.

The voting Directors, including the independent non-executive Directors, considered that: the 2017 profit distribution proposal of the Company has comprehensively taken into account of factors such as the return for the shareholders of the Company, profitability and funding requirements for future development, and the proposal was in compliance with the relevant laws and regulations of the State and the requirements of the Articles.

2.	Agreed to submit this resolution to the Annual General Meeting for consideration and approval.

For details, please refer to the announcement of the Company dated 30 March 2018 published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

X.	Considered and approved the resolution regarding the general mandate for the issuance of shares of the Company (please refer to Appendix 2 for the details of the general mandate for the issuance of shares of the company) and decided to submit this resolution to the Annual General Meeting for consideration and approval.

XI.	Considered and approved the resolution regarding the amendment of a provision of the Articles and decided to submit this resolution to the Annual General Meeting for consideration and approval.

For details, please refer to the announcement of the Company dated 30 March 2018 published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange (www.sse.com.cn).

XII.	Considered and approved the resolution regarding the convening of the 2017 Annual General Meeting of the Company.

Agreed the Company to convene the Annual General Meeting and authorized the chairman or the vice chairman of the Company to publish the notice of the Annual General Meeting.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

29 March 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

Appendix 1

EXPLANATION OF THE RESOLUTION ON THE GRANT OF A GENERAL

MANDATE TO THE BOARD TO ISSUE BONDS OF THE COMPANY

TO BE SUBMITTED TO THE GENERAL MEETING

Details of the general mandate to be granted to the Board to issue bonds of the Company, which is to be submitted to the general meeting for consideration, are as follows:

Agreed the Board to issue debt financing instruments in one or multiple tranches within the limits of bonds issuable under the requirements of applicable laws, upon obtaining general and unconditional mandate from the general meeting:

1.	Type of debt financing instruments: debt financing instruments include but not limited to bonds of the Company, super short-term commercial paper, short-term commercial paper, medium- term notes, bonds denominated in offshore Renminbi or US Dollars or other currencies, and asset-backed securities. However, bonds issued and/or debt financing instruments adopted under this mandate shall not include bonds that are convertible to shares of the Company.

2.	Issuer: the Company and/or its wholly-owned and controlled subsidiaries. The actual issuer shall be determined by the Board of the Company according to the issue needs.

3.	Issue size: the amount of debt financing instruments permitted to be issued under this mandate shall fall within the outstanding balance available for issuance of such type of instruments under the requirements of applicable laws. The actual issue size shall be determined by the Board of the Company according to funding requirements and market conditions.

4.	Term and type: not more than 15 years and may have single or multiple maturities. The actual term and issue size of each type of the debt financing instruments shall be determined by the Board of the Company according to relevant requirements and market conditions.

5.	Use of proceeds: the proceeds raised from the issuance are expected to be used in ways which are in accordance with the requirements of laws and regulations, such as to fund the production and operation needs of the Company, to improve the debt structure, to supplement working capital and/or to make project investment. The actual use of proceeds shall be determined by the Board of the Company according to funding requirements.

6.	Effective period of the mandate: one year from the date of approving this resolution at the general meeting of the Company.

Where the Board and/or its authorised representatives have, during the effective period of the mandate, decided the issuance, and provided that the Company has also, during the effective period of the mandate, obtained the approval or permission from or registration with regulatory authorities on the issuance, the Company may, during the effective period of such approval, permission or registration, complete the issuance.

7.	Authorisation to the Board

The Board proposes to the general meeting to grant the general and unconditional mandate to the Board for the following purposes, after taking into account of the specific requirements of the Company and other market conditions:

(1)	to confirm the issuer, type, actual type, actual terms and conditions and other matters, including but not limited to matters relating to the issue such as the actual issue size, actual aggregate amount, currency, issue price, interest rate or methods of determining interest rate, issue place, timing of issue, term, whether to issue on multi-tranche issuances, number of tranches of issue, whether to incorporate terms of repurchase or redemption, rating arrangement, guarantees, term of repayment of principal and payment of interest, use of proceeds and underwriting arrangement, of each issuance.

(2)	to undertake actions and procedures necessary and ancillary to each issue, including but not limited to the engagement of intermediary agency to deal with procedures such as applying approval from, registering and filing with relevant regulatory authorities relating to the issue on behalf of the Company, sign all legal documents necessary and relating to the issue, and handle other matters such as issue, repayment of principal and payment of interest during the duration and trading.

(3)	to approve, confirm and ratify the aforementioned actions and procedures given the Company has taken any of the actions and procedures in respect of any issue.

(4)	to make relevant adjustments to relevant matters relating to actual proposal for issuance within the scope of the mandate granted to the Board according to the advice of regulatory authorities or the then prevailing market conditions in the event of changes in the issue policy of regulatory authorities or market conditions, unless re-approval at the general meeting of the Company is otherwise required pursuant to the relevant laws, regulations and the Articles of China Eastern Airlines Corporation Limited.

(5)	to decide and deal with relevant matters relating to the listing of issued debt financing instruments upon the completion of issuance.

(6)	to approve, sign and dispatch announcements and circulars relating to the issue to disclose relevant information according to the applicable regulatory rules at the place of listing of the Company.

(7)	to adjust the currency structure and interest rate structure of bonds within the duration of the bonds according to market conditions.

(8)	to assign the aforementioned mandate to other candidates whom the Board finds appropriate.

Appendix 2

EXPLANATION OF THE RESOLUTION ON THE GRANT OF A GENERAL

MANDATE TO THE BOARD TO ISSUE SHARES OF THE COMPANY

TO BE SUBMITTED TO THE GENERAL MEETING

Details of the general mandate to be granted to the Board to issue shares of the Company, which is to be submitted to the general meeting for consideration, are as follows:

(a)	Under the premise of the following conditions, the Board is granted unconditional and general mandate and is agreed to further authorise the management of the Company to deal with, at its/ their sole discretion, relevant matters in connection with the issuance of shares of the Company during the relevant period (as defined below), in accordance with the Company’s specific needs, other market conditions and the conditions below:

(i)	The Board approves the Company to, either separately or concurrently, issue, allot and deal with, or conditionally or unconditionally agree to, either separately or concurrently, issue, allot and deal with the domestic shares (“A shares”) and overseas-listed foreign shares (“H shares”) of the Company for not more than 20% of the A shares and H shares of the Company at the date of this resolution being considered and approved at the general meeting, respectively; and approves the Company to determine the number of A shares and/ or H shares to be issued, allotted or dealt with within such limit, under the premise of item (ii) of this rule;

(ii)	The Board approves, signs, amends and performs or facilitates to sign, perform and amend all documents, indentures and matters it finds related to any issuance, allotment or dealing of A shares and/or H shares pursuant to the exercise of the aforementioned general mandate; and

(iii)	The Board only exercises the aforementioned power pursuant to (as amended from time to time) the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or all applicable laws, regulations and rules of any other government or regulatory authorities. The Company completes the issue only after obtaining approvals from China Securities Regulatory Commission and/or any other relevant Chinese government authorities.

(b)	In respect of this special resolution, the general mandate shall not exceed the relevant period. Yet, if the Board has resolved to issue during the relevant period, the Company can complete the issue under such mandate upon the completion of approval from relevant Chinese government authorities. “Relevant period” refers to the date from the passing of this special resolution to the following date, whichever is earlier:

(i)	from the date when this special resolution is passed until the conclusion of the next Annual General Meeting of the Company;

(ii)	from the date when this special resolution is passed until the expiry of 12 months since then; and

(iii)	the date of the passing of the special resolution by the shareholders of the Company at the general meeting revoking or varying the general mandate given to the Board by this resolution.

(c)	Decision is made to authorise the Board to increase the registered capital of the Company under the premise of separate or concurrent issue of shares in paragraph (a) of this special resolution, to show that the Company is authorised to issue shares under paragraph (a) of this special resolution. Decision is also made to authorise the Board to amend the Articles of the Company it finds appropriate and necessary, to show the increase in the registered capital of the Company; and to undertake necessary actions and other necessary procedures to achieve the separate or concurrent issue of shares under paragraph (a) of this special resolution and the increase in the registered capital of the Company.